Filed Pursuant to Rule 424(b)(3)

File Number 333-123228

PROSPECTUS SUPPLEMENT NO. 9

to Prospectus declared

effective on June 12, 2006

(Registration No. 333-123228)

SPARK NETWORKS PLC

This Prospectus Supplement No. 9 supplements our Prospectus dated June 12, 2006 and Prospectus Supplements Nos. 1, 2, 3, 4, 5, 6, 7 and 8 (collectively referred to as, the “Prospectus Supplements”) dated June 20, July 10, August 4, August 11, September 21, November 9, November 15 and November 22, 2006, respectively. The selling shareholders identified in the Prospectus are offering ordinary shares in the form of American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share. We will not receive any proceeds from the sale of the shares by the selling shareholders, except for funds received from the exercise of warrants and options held by selling shareholders, if and when exercised.

You should read this Prospectus Supplement No. 9 together with the Prospectus and Prospectus Supplements. This Prospectus Supplement No. 9 includes the attached Current Report on Form 8-K of Spark Networks plc as filed with the Securities and Exchange Commission on November 30, 2006.

Our ADSs are listed on the American Stock Exchange under the trading symbol “LOV.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 9 is November 30, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 27, 2006

Spark Networks plc

(Exact Name of Registrant as Specified in Its Charter)

England and Wales

(State or Other Jurisdiction of Incorporation)

000-51195	98-0200628
(Commission File Number)	(IRS Employer Identification No.)

8383 Wilshire Boulevard, Suite 800, Beverly Hills, California	90211
(Address of Principal Executive Offices)	(Zip Code)

(323) 836-3000

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

(e)    On November 27, 2006, Spark Networks plc (the “Company”) and Gregory R. Liberman, President and Chief Operating Officer of the Company, entered into Amendment No. 2 (the “Amendment”) to his Employment Agreement dated August 31, 2005, as amended on March 15, 2006.

Under the terms of the Amendment, the Company will pay Mr. Liberman an annual salary of no less than $287,500 and, at the next regularly scheduled Compensation Committee meeting on December 4, 2006, the Company will grant Mr. Liberman options under the Company’s 2004 Share Option Scheme to purchase up to 150,000 of the Company’s ordinary shares. The options will have a per share exercise price equal to the fair market value, per share, as quoted on the Frankfurt Stock Exchange, on the date of the grant. The options will vest equally on a quarterly basis over a four-year period. In addition, Mr. Liberman agreed to forfeit unvested options to purchase 44,688 ordinary shares granted to him on August 31, 2005.

The Amendment provides that either party may terminate the Employment Agreement without cause with 30 days notice. The Amendment further provides that if the Company terminates the Employment Agreement without cause, as defined in the Amendment, or if Mr. Liberman terminates the Employment Agreement for good reason, as defined in the Amendment, Mr. Liberman is entitled to receive severance pay from the Company for a period of six months following the termination of his employment. The amount of severance to be paid to Mr. Liberman each month will equal his monthly salary at the time of his termination, less applicable payroll tax withholding.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

10.1	Amendment No. 2, dated November 27, 2006, to Executive Employment Agreement between the Registrant and Gregory R. Liberman.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS PLC

Date: November 29, 2006	By:	/s/ Mark Thompson
	Name:	Mark Thompson
	Title:	Chief Financial Officer

EXHIBIT 10.1

AMENDMENT NO. 2

TO

EMPLOYMENT AGREEMENT

THIS AMENDMENT NO. 2 TO EMPLOYMENT AGREEMENT (the “Amendment”) is effective as of November 27, 2006 by and between Spark Networks plc (the “Company”) and Gregory R. Liberman (“Executive”), the Company’s President and Chief Operating Officer. Capitalized terms used herein and not defined shall have the meanings given to them in the Employment Agreement, effective August 31, 2005, between Executive and the Company, as amended by Amendment No. 1 To Employment Agreement, effective March 15, 2006 (the “Agreement”).

Intending to be legally bound hereby, the parties hereto agree that the first sentence of Section 4(a) of the Agreement is amended and restated, in its entirety, as follows: “The Company shall pay to Executive an annual salary at a rate of not less than $287,500 per year (the “Base Salary”), paid in accordance with the Company’s regular and normal payroll practices and withholdings.”

Furthermore, intending to be legally bound hereby, the parties hereto agree that Section 5 of the Agreement is amended and restated, in its entirety, as follows:

“5. TERMINATION:

(a) TERMINATION WITHOUT CAUSE. Either party may terminate this Agreement without cause by giving to the other party thirty (30) days written notice.

(b) TERMINATION UPON DEATH OR DISABILITY. Executive’s employment hereunder shall terminate upon his death. If, as a result of Executive’s incapacity due to physical or mental illness, Executive shall have been absent from his duties hereunder on a full-time basis for the entire period of three consecutive months, and within thirty (30) days after written notice of termination is given (which may occur before or after the end of such six-month period), Executive shall not have returned to the performance of his duties hereunder on a full-time basis, the Company may terminate Executive’s employment hereunder.

(c) TERMINATION BY COMPANY FOR CAUSE. The Company may terminate this Agreement “For Cause” at any time. For purposes of this Agreement “Cause” shall mean and include: (i) a material misappropriation of any monies or assets or properties of the Company, (ii) a material breach by the Executive of the terms of this Agreement that has not been cured within thirty (30) days after written notice to the Executive of such breach, (iii) the conviction of, or plea of guilty or nolo contendere, by the Executive to a felony or to any criminal offense involving the Executive’s moral turpitude or (iv) gross negligence or willful misconduct of the Executive in connection with the material duties required by this Agreement.

(d) TERMINATION BY EXECUTIVE FOR GOOD REASON. The Executive may terminate this Agreement for “Good Reason” at any time. Good Reason shall include (a) Company’s requirement that Executive relocate to a location in excess of fifty (50) miles from Company’s current office location or from any future office location acceptable to Executive; or (b) any material breach by Company of this Agreement which is not cured within thirty (30) days of written notice thereof by Executive to Company.

(e) SEVERANCE PAY. If Company terminates this Agreement without cause under Section 5(a) or if Executive terminates this Agreement for Good Reason under Section 5(d), Executive shall be entitled to receive Severance Pay from Company for a period of six (6) months following termination. The amount of Severance Pay to be paid to Executive each month shall be equal to Executive’s monthly salary under Section 4(a) at the time the Agreement is terminated, less applicable payroll tax withholding. Severance pay shall be due and payable regardless of whether or not Executive becomes employed during such six month period.

(f) RETURN OF COMPANY PROPERTY FOLLOWING TERMINATION. Upon termination for whatever reason, the Executive shall return all books, documents, papers, materials and any other property, including any Company vehicles (including the documentation pertaining thereto) which relates to the business of the Company (or any subsidiary, affiliated, or holding companies) which may be in the Executive’s possession or under the Executive’s power or control.”

The parties also agree that when the Company’s Compensation Committee meets for its next regularly scheduled meeting on December 4, 2006, Executive will be granted options to purchase up to 150,000 of the Company’s ordinary shares. The exercise price, per share, of the options will be equal to the fair market value, per share, as quoted on the Frankfurt Stock Exchange, on the date of grant. The options will vest equally on a quarterly basis over a four-year period. The option grant described in this paragraph shall be subject to all of the terms of the Company’s 2004 Share Option Scheme and the option certificate that Executive will receive a copy of which Executive will be required to execute, in connection with such grant.

In consideration for entering into this employment agreement, Executive agrees to forfeit as of December 4, 2006 for no additional consideration, 44,688 of the unvested options to purchase the Company’s ordinary shares granted to him on August 31, 2005 at an exercise price of Euro 7.15. Such options will be cancelled and of no further force and effect as of such date.

Except as expressly amended hereby, the Agreement remains in full force and effect in accordance with its terms. Notwithstanding the foregoing, to the extent that there is any inconsistency between the provisions of the Agreement and this Amendment, the provisions of this Amendment shall control.

IN WITNESS WHEREOF, the parties have executed this Amendment on November 27, 2006.

SPARK NETWORKS PLC

/s/ David E. Siminoff
By: David E. Siminoff, CEO

EXECUTIVE

/s/ Gregory R. Liberman
Gregory R. Liberman